FIFTH SEASON INTERNATIONAL, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen, Futian District
518033, People’s Republic of China
Tel.: (86) 755 83 67 9378

December 16, 2011

By EDGAR Transmission

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Fifth Season International, Inc.
Form 8-K/A Filed September 2, 2011
2011 Filed May 23, 2011
File No. 000-53141

Dear Mr. Reynolds:

     We hereby submit the responses of Fifth Season International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 5, 2011, providing the Staff’s comments with respect to Amendment No. 2 to the Company’s current report on Form 8-K filed on September 2, 2011 (the “Form 8-K”), along with Amendment No. 3 to the Form 8-K (the “Amendments”).

     We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
December 16, 2011

Form 8-K/A, filed September 2, 2011 General

1.

We partially reissue comment one from our letter dated July 13, 2011. We note you do not believe a conflict of interest exists among you and your subsidiaries. Please revise to discuss in greater detail how you reached this conclusion. In this regard, the company appears to conduct several operations with its affiliates and it is unclear, for instance, how the apparent related parties determine lease rates and other costs/expenses in your commercial real estate business or how commodity prices or shipping rates are determined in your commodity business. See Item 5 of Guide 5.

RESPONSE:

Conflicts of Interest

General

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. In an investment decision making process, we rely on the board of directors to make decisions that minimize or eliminate the influence of conflicts of interest, and we cannot assure you such decisions will always be successful in minimizing or eliminating the influence of such conflicts, and if they are not successful, they might fail to reflect fully the interests of all stockholders.

Wholesale Goods Business

We are currently not subject to conflicts of interest arising out of our relationship with TFS Trade, our subsidiary engaged in the wholesale of goods, as it is our only subsidiary that is engaged in the wholesale business. Except for two of our affiliates, Yinli Decorative Lighting Co. Ltd. and Hangzhou Huaren Costume Co., Ltd., who purchased and sold goods from and to TFS Trade during fiscal year 2009 and 2010, none of our suppliers and customers are otherwise related to TFS Trade or any of our affiliates. The price of wholesale goods from suppliers is primarily pre-determined or negotiated by the supplier and TFS Trade, while the price of such goods to buyers is determined through negotiation with them and includes a small profit margin. In the process of connecting a supplier and a buyer, we generate a small profit margin but do not incur any shipping expense, which is instead covered by the buyer.

Commercial Property Business

We are subject to conflicts of interest arising out of our relationships with our subsidiaries that engage in the commercial property investment or lease business. Generally, we set up a subsidiary according to where the commercial property project is located. When the board confirms a commercial property project, we set up a new subsidiary in order to sign contracts locally with the seller or lessor and to better operate the business locally. This practice results in the establishment of many subsidiaries engaging in the same business, namely the investment or lease of commercial properties, however, no real conflicts of interest exist for most of these subsidiaries due to the differences in geographic location of such subsidiaries.

In evaluating potential investment, certain retail properties may be appropriate for acquisition by either us or one of our subsidiaries. Our stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved. When determining the allocation of ownership of such property among us and our subsidiaries, we evaluate each commercial property by considering the investment amount, available capital, geographic location and tenant concentration. In addition, when a related transaction occurs between two subsidiaries, which one subsidiary purchases or leases property from or managed by another subsidiary, we determine the lease rate for such transaction based on comparable market rates in adjacent streets or nearby areas. Other costs associated with leasing, such as utility bills, are either determined based on a standardized rate governed by the local authority or market rate.

Division of Corporation
Finance December 16, 2011

When we are interested in commercial real estate owned or managed by an affiliate, we will hire an independent real estate appraiser to appraise such real estate to establish the fair market value for such property to assist in the determination of a purchase price.

We added the following to the Risk Factor section of the Form 8-K/A:

We are subject to conflicts of interest arising out of our relationships with our subsidiaries, which could result in decisions that are not in the best interest of our stockholders.

We are subject to conflicts of interest arising out of our relationships with our subsidiaries. We have many small subsidiaries that are engaged in the investment or lease of commercial properties. In evaluating potential investment, certain commercial properties may be appropriate for investment or lease by one of our subsidiaries. Our stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved. When determining the allocation of ownership of such property among us and our subsidiaries, we evaluate each commercial property by considering the investment amount, available capital, geographic location and tenant concentration.

As the sole owner of the subsidiaries, we believe that our subsidiaries help provide us with new investment opportunities in our core markets. If interested in such properties, we will hire an independent real estate appraiser to appraise such real estate to establish the fair market value for such property to assist in the determination of a purchase price. In addition, when a related transaction occurs between two subsidiaries, we determine the lease rate for such transaction based on comparable market rates in adjacent streets or nearby areas. However, we cannot ensure that the decisions we make will be in the best interest of our stockholders when a conflict of interest occurs.

2.

In addition, please provide the disclosure pertaining to your investment policies under separate subheading as required by Item 14 of Form S-11 and clarify your references to "mortgaged" properties by discussing what this means to your business in plain, clear language. Please provide all disclosure required by Item 14(b) of Form S-11.

RESPONSE:

Investment Policies

Our investment policies are determined by our board of directors and may be amended or revised from time to time by them without a vote of our stockholders. Any change to these policies by our board of directors, however, would be made only after a review and analysis of the then-existing business and other circumstances of the Company, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our and our stockholders’ best interests.

Investments in Commercial Property

Our primary investment objectives are to achieve long-term capital appreciation for our stockholders through increases in the value of our company, maximize the cash flow of our properties and acquire properties with growth potential.

We pursue our investment objectives primarily through our ownership of our properties. We intend to focus on the acquisition and ownership of good-quality and multi-use commercial properties with high-credit-quality tenants. In determining the appropriateness of an investment in commercial property, we consider the location of a property, standard of living in that area, its income-producing capacity, prospects for long-term appreciation, and liquidity and tax considerations. Additionally, we monitor annual lease expirations and tenant performance in an attempt to minimize the effect of vacancies or defaults.

Division of Corporation Finance
December 16, 2011

We do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. In addition, we may expand and improve the properties we presently own or subsequently acquire or sell such properties in whole or in part.

We may also own property jointly with third parties, either through joint ventures or other types of co-ownership. We believe that such investments will permit us to own interests in larger assets while simultaneously mitigating our risk through diversification. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise not meet our investment policies.

Purchase and Sale of Investments

Our policy is to acquire assets primarily for generation of current income and long-term value appreciation. However, we will sell certain properties if and when our board of directors determines that such properties no longer fit our strategic objectives. Factors that our Board may consider when deciding whether to dispose of a property are, among other things, the price being offered for the property, the operating performance of the property and the tax consequences of the sale.

Mortgaged Properties

Some of our commercial properties are subject to bank liens in connection with certain bank loans disclosed under the “Loan Commitments” heading in the Amendment. If we cannot repay these loans, these mortgaged commercial properties may be sold by the banks with the proceeds used to cover such loans. If this happens, we will lose the income generated from these properties.

Business Overview, page 4

3.

We note your revised disclosure in response to comment two of our letter dated July 13, 2011. We reissue our comment in part. Please disclose the business reasons, in plain language understandable to an average investor, for the February 5, 2010 Reorganization, September 20, 2010 Securities Purchase Agreement and the October 12, 2010 Exchange Agreement.

RESPONSE:

We have updated our disclosure under the “Our Corporate History and Background” heading in the Amendment to reflect, as follows that, the February 5, 2010 Reorganization was to turn affiliated mainland companies into 100% wholly-owned subsidiaries of Fifth Season HK, creating a simple corporate structure under the parent company Fifth Season HK. Our management believed that this simplified structure was necessary to make the Company more attractive to an off-shore acquirer. The October 12, 2010 Share Exchange Agreement resulted in the acquisition of Fifth Season HK by the public shell company. The business purpose for the share exchange transaction was for the Company to assume the business and operations of Fifth Season HK. After the share exchange transaction, Mr. Lianmo Wu, who was the ultimate controlling shareholder of Fifth Season HK, became the controlling shareholder of the Company through the shareholdings of his wife, Ms. Chushing Cheung.

We have updated our disclosure under the “Transactions with Related Parties” heading in the Amendment to reflect that the September 20, 2010 Securities Purchase Agreement resulted in Mr. Shaoping Lu’s control of 79% of our issued and outstanding shares but his holdings were subsequently reduced to 37.33%% (including the shares held by Power Guide Investments Limited) after the consummation of the share exchange transaction discussed below. The reason for Mr. Lu’s acquisition was to acquire control of the Company and seek out possible acquisitions.

Division of Corporation Finance
December 16, 2011

4.

We partially reissue comment four of our letter dated July 13, 2011. Please advise us whether you received an opinion of counsel regarding your disclosure relating to the various categories of foreign investment in PRC industries as applied to your business components.

RESPONSE:

Our PRC legal counsel, Grandall Legal Group (“Grandall”), has not issued a formal opinion on the subject but it has reviewed and approved our disclosures under the “Regulations” heading of the Amendment. In doing so, Grandall has confirmed that our foreign investment in the PRC, that is, the investment and lease of commercial property as well as the sale of goods, such as copper, steel, energy saving lamps, clothing and zinc slabs, fall into the permitted category of the Catalogue for the Guidance of Foreign Investment Industries (2007 Version).

The related disclosure can be found under “Regulations – Provisions on Guiding the Orientation of Foreign Investment,” in the Amendment which clarifies that the investment and establishment of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises are subject to the Provisions on Guiding the Orientation of Foreign Investment promulgated by the State Council on February 11, 2002, and became effective as of April 1, 2002, and was amended in 2007. These provisions are the basis for the application of relevant policies in directing, examining and approving projects and enterprises with foreign investment. Foreign investment in PRC industries are either encouraged, permitted, restricted or prohibited. The encouraged, restricted and prohibited industry categories are listed in the Foreign Investment Industrial Guidance Catalogue, and any unlisted industry category is considered to be permitted. TFS Technology’s online-sale business, which accounted for 0.1% and nil of revenues, respectively, for the years ended December 31, 2010 and 2009, falls into the prohibited category, but our wholesale of goods and real estate operations fit within the permitted category.[…].

5.

We note your revised disclosure in response to comments five and six of our letter dated July 13, 2011 and we partially reissue these comments. Please reconcile the disclosure in the first paragraph on page four that you offer management services with the disclosure that you have not yet offered management services. In addition, please further break down the percentage of revenues income from commercial real estate activities by real estate activity. For instance, disclose the percentage of real estate revenue generated from leasing activities, from investing activities and from property assignment.

RESPONSE:

We have revised our disclosure in the Amendment to clarify, as follows, that we did not provide any management services during 2009 and 2010.

We are engaged in the investment, assignment, and leasing of commercial properties, in the operation of department stores, and in the wholesale of goods in China. In 2009, we expanded our business to include the wholesale of goods, such as copper, steel, energy saving lamps, clothing and zinc slabs, and in 2010, we began engaging in online sales of general consumer products manufactured by third-parties, including small home appliances (such as kitchenware and soybean blenders), toys, clothing, footwear, luggage and accessories, but discontinued this business in November 2011 in order to comply with PRC prohibitions of such activity by foreign invested companies.

During the year ended December 31, 2010 and 2009, 96.8% and 94.2% of our revenues were derived from our sale of goods, while revenues from our commercial real estate activities accounted for 3.1% and 5.8% of revenues, and revenue from our online sales accounted for 0.1% and nil of revenues during the respective periods.

Division of Corporation Finance
December 16, 2011

As at December 31, 2010, we invested or leased six commercial properties in Southeastern China, encompassing approximately 107,000 square meters, which includes three properties comprising 61,000 square meters, or approximately 57% of the properties, directly owned by us. Approximately 57% of properties are owned by us. Many of the properties are positioned as department stores with large commercial tenants, including but not limited to Trust-Mart, Bank of China, and Boshiwa International Holding Limited. We rely on our investment policies and the knowledge of our board of directors and management when making investment decisions. We intend to put additional investment policies in place as we expand our commercial real estate business in the coming years.

6.

We note your response and your revised disclosure in regards to comment seven of our letter dated July 13, 2011. Please expand on your storage of wholesale goods before delivery or advise. In this regard, we note that you do not "generally" store goods but for the goods you do store, please discuss how often you store, where your storage facilities are, if you store the goods for just for one or a few customers, and, if material, discuss the costs involved for this activity.

RESPONSE:

We have clarified our disclosure in the Amendment to reflect that we do not store the wholesale goods that we sell before delivery to purchasers. Instead, goods are delivered by the sellers to our buyers once we conclude our sale of such goods to our buyers. As a result, the goods that we sell do not need to be stored by us and in fiscal year 2009 and 2010, the Company did not incur any warehousing expense for its wholesale of goods.

7.

In addition, the general nature of your "trading segment" is still difficult to understand. Based on your disclosure and response to comment seven, it appears that this segment is the most significant portion of your revenues and that you are a "middleman or distributor" of raw materials to manufacturers. It appears that you sell copper, steel and other raw materials to companies that manufacture consumer goods. "Trading," however, suggests that you buy and sell commodities in a market where the buyers and sellers seek to generate gains based on trades themselves and generally do not plan to take delivery of or distribute the underlying commodity. Please revise Business, MD&A and where appropriate to clarify. Also, please explain the extent to which the supplier market for copper and other raw materials is distinct from the supplier market for the "small home appliances" and other finished products for which you act as a middleman or distributor.

RESPONSE:

We have clarified our disclosure in the Amendment to reflect as follows:

In 2009, we expanded our business to include the wholesale of goods, such as copper, steel, energy saving lamps, clothing and zinc slabs, to wholesale and retail customers in China. Our suppliers of copper and other raw materials are companies that provide large quantities of wholesale goods primarily used as raw materials by manufactures. We act as a middleman connecting the suppliers and buyers of such goods and we earn revenue from the difference in the price that we pay to suppliers and the price for which we sell such goods to our buyers. We usually enter into a requirements agreement with such suppliers and pay a small deposit pending location of a buyer for such wholesale goods. Once we identify a buyer for our supplier, we accept payment from the buyer, pay the supplier and then arrange for delivery directly to the buyer. As a result, the copper and other raw materials that we sell do not need to be stored by us and in fiscal year 2009 and 2010, we did not incur any warehousing expense for such goods.

Division of Corporation Finance
December 16, 2011

Prior to November 2011, we also engaged in online sales of general consumer products manufactured by third-parties, including small home appliances (such as kitchenware and soybean blenders), toys, clothing, footwear, luggage and accessories, however, we discontinued this business in November 2011 in order to comply with PRC government prohibitions of engagement in such activity by foreign invested companies. Our suppliers of small home appliances and other finished products were generally small manufacturers or assemblers of finished goods for sale to wholesalers and retailers. We entered into installment purchase agreements with such suppliers of finished products and took delivery and stored a portion of such products in a leased 600-square-meter storage facility located in Hangzhou, China, in anticipation of selling them to retail buyers. Once we identified a buyer for the products, we accepted payment from the buyer and either delivered the products from our storage facility or arranged for delivery directly to the buyer. Du3ring fiscal year 2009 and 2010 we incurred $[*] for the storage of these finished products. [please provide data] Now that our online business has been discontinued, we do not expect to continue using this storage facility. [please confirm or revise]

8.

We note your revised disclosure in response to comment 11 of our letter dated July 13, 2011 and we partially reissue the comment. Please revise your filing to disclose the material terms of the sales agreements with Kunlun International Trade Co., Ltd., Zhejiang Jinghua Industry Co., Ltd., Shanghai Senhong Metal Co., Ltd. and Shanghai Tongli Metal Co., Ltd.

RESPONSE:

We have revised our disclosure under the ”Liquidity – Operating Activities“ heading in the Amendment to include the terms of certain material sales agreements with Kunlun International Trade Co., Ltd., Zhejiang Jinghua Industry Co., Ltd., Shanghai Senhong Metal Co., Ltd. and Shanghai Tongli Metal Co., Ltd. that we consider to be material.

We have also revised our disclosure under the ”Business Overview“ heading in the Amendment as follows:

Our contracts for the sale of goods have increased from five in 2009 to sixteen in 2010, including to customers such as Zhejiang Jinghua Industry Co., Ltd., Kunlun International Trade Co., Ltd, Shanghai Senhong Metal Co., Ltd. and Shanghai Tongli Metal Co., Ltd., who accounted for approximately 17%, 18%, 22% and 17%, respectively, or a combined 74% of our revenues from wholesale of goods for the fiscal year ended December 31, 2010. During the years ended December 31, 2010 and 2009, 96.8% and 94.2% of our revenues, respectively, were derived from our wholesale of goods, and revenue from our online sales accounted for 0.1% and nil of revenues during the respective periods.

"One of our PRC Subsidiaries fail to make capital contributions . . . " page 19

9.

We note your response and your revised disclosure in regards to comment 14 of our letter dated July 13, 2011. In particular, we note your response states that TFS Technology "obtained an extension of time from the local government to make its registered capital contribution and the contribution is deemed to have been timely made" but that your revised disclosure indicates that an extension was received in which to pay the registered capital contribution. Please reconcile your disclosure. In addition, please revise your disclosure to discuss in greater detail the process of winding up the operations of Kairui Real Estate, addressing when you plan to do this and how it will affect the company from a financial and operational standpoint. We may have further comment.

RESPONSE:

We have revised the Amendment to reflect that we paid $5,000,000 in registered capital contribution for TFS Technology in July, 2011.

Division of Corporation Finance
December 16, 2011

We will wind up Kairui Real Estate in four stages, the first of which was commenced in May, 2011. In May, we applied for approval from the Foreign Trade and Economic Cooperation (FTEC) Bureau in Hangzhou for termination of company’s business and are awaiting such approval. Once we receive FTEC approval, we will effect a mandated publication regarding the termination in a provincial newspaper that will run for 45 days. In the third stage, we will formally revoke Kairui Real Estate’s licenses, including its tax registration certificate and articles of incorporation by submitting a revocation request and a shareholder resolution to local authorities. In the final stage, we will go to the local industrial and commercial bureau to officially terminate Kairui Real Estate.

The termination of Kairui Real Estate will have minimal effect on the Company since it is a company with no operation or assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

10.

We note your revised disclosure in response to comments nine and 16. In particular, we note a single website has been provided. To the extent that all references to the National Bureau of Statistics of China refer to this particular website page, please clarify that is the case. To the extent any of the other references to the National Bureau of Statistics of China refer to other website pages, please provide a separate citation for each so that an investor may easily access the publication.

RESPONSE:

We have revised our disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide a separate linkage for figures we quoted from National Bureau of Statistics of China. All references to the National Bureau of Statistics of China refer to the following citation links:

●	http://www.stats.gov.cn/tjsj/ndsj/2010/indexeh.htm;
●	http://www.stats.gov.cn/tjsj/ndsj/2009/indexeh.htm;
●	http://www.stats.gov.cn/tjgb/ndtjgb/qgndtjgb/t20110228_402705692.htm; and
●	http://www.stats.gov.cn/tjgb/ndtjgb/qgndtjgb/t20100225_402622945.htm

11.

We note your revised disclosure and response to comments 17-19 of our letter dated July 13, 2011. Please revise to (1) explain whether and how your statutory reserve limits your ability to use cash from operations to fund your business and (2) clarify the "covenants and ratios" applicable to your financings and explain the degree to which you are in compliance with them in approximate quantified terms.

RESPONSE:

We have revised our disclosure under “Liquidity and Capital Resources” to clarify that our statutory reserve does not limit our ability to use cash from operations to fund our business, but affects the nature of retained earnings only. Allocations to statutory reserve are not transferrable as cash dividends.

We are currently in compliance with the covenants and other requirements with respect to our outstanding debt. There is no specific terms relating to financial ratios in our loan contracts signed up to December 31, 2010.

Division of Corporation Finance
December 16, 2011

Properties, page 36

12.

We note your response and your revised disclosure in regards to comment 22 of our letter dated July 13, 2011 and we partially reissue the comment. Please revise to address the adequacy and suitability of each property as required by Item 102 of Regulation S-K.

RESPONSE:

We have revised our disclosure under “Properties” to address the adequacy of each property. All of the Company’s properties are fully developed and renovated to suit their intended purposes such as department store, hotel or karaoke lounge.

Directors and Executive Officers, Promoters and Control Persons, page 45

13.

We note your response to comment 20 of our letter dated July 13, 2011. It is unclear why this section does not address Ms. Cheung Chushing's role as someone who "manage[s] the working capital of the Company." Please revise accordingly.

RESPONSE:

Ms. Chushing Cheung, a Hong Kong permanent resident, was a major shareholder of our Company but she did not personally hold any position as an officer, director or employee of the Company, nor was she a promoter of the Company. Because Ms. Cheung is married to Mr. Lianmo Wu, our director, Mr. Wu was deemed to have beneficial ownership of and control over the shares held by her in accordance with Rule 13d-3 of the Exchange Act. However, Ms. Cheung should not be deemed to be someone who “manages the working capital of the Company” as Ms. Cheung had no say in whether the Company had sufficient cash flow in order to meet its short-term debt obligations and operating expenses.

14.	We reissue comment 23 of our letter dated July 13, 2011. Please address Mr. Wu's gap in employment from June 2006 until January 2007.

RESPONSE:

We have revised our disclosure to reflect that from June 2006 to January 2007, Mr. Wu was working on the founding of The Fifth Season HK.

Executive Compensation, page 4

15.

We note your revised disclosure in response to comment 25 of our letter dated July 13, 2011 and we partially reissue the comment. Please revise to disclose the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang. We note various provisions in their employment agreements, among others, relating to restrictive covenants and termination. See Item 402(o) of Regulation S-K.

RESPONSE:

We have revised our disclosure in the amendment to reflect the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang.

Certain Relationships and Related Transactions, and Director Independence, page 49

16.	We reissue comment 26 of our letter dated July 13, 2011 as we are unable to locate responsive disclosure. Please disclose the material terms of the related party arrangements.

Division of Corporation Finance
December 16, 2011

RESPONSE:

We have disclosed the material terms of our related party arrangements, as follows, under the heading “Certain Relationships and Related Transactions, and Director Independence” in the Amendment.

Transactions with Related Persons

  On September 20, 2010, we entered into and closed a securities purchase agreement between the Company, Belmont Partners, LLC ("Belmont"), our controlling stockholder at the time, and Mr. Shaoping Lu, pursuant to which, the Company sold an aggregate of 135,301,552 shares of the Company’s common stock par value, $.00001 to Mr. Lu for an aggregate purchase price of $290,000. Simultaneously with the closing of the share purchase agreement, the Company repurchased and cancelled 66,430,504 shares of common stock held by Belmont, for an aggregate purchase price of $290,000, net any outstanding liabilities of the Company as of the closing date, as contemplated by a repurchase agreement, dated September 20, 2010, by and between the Company and Belmont. After the closing of the purchase agreement, Mr. Lu became the holder of 79% of our issued and outstanding shares but his holdings were subsequently reduced to 37.33% (including the shares held by Power Guide Investments Limited) after the consummation of the share exchange transaction discussed below.

  On March 31, 2011, we completed a share exchange transaction with Fifth Season HK and its shareholders, Mr. Lu, Ms. Chushing Cheung and Power Guide Investment Limited, whereby we acquired 100% of the issued and outstanding capital stock, or 1,000,000 shares with par value of HKD 1 per share, of Fifth Season HK in exchange for 391,543,500 shares of our common stock, which constituted 98% of our issued and outstanding capital stock on a fully-diluted basis after the consummation of the reverse acquisition. Mr. Lu was also our sole officer and director and our controlling stockholder, as well as a director of Fifth Season HK, at the time of the share exchange, and his spouse is the controlling stockholder of Power Guide Investment Limited.

  On February 5, 2010, our subsidiary, Fifth Season HK, acquired 1,000,000 shares or 100% of the equity interests in our subsidiary, Business Real Estates, through reorganization, from a group of shareholders including our President and Director, Mr. Lianmo Wu (the other sellers were Jing Chen, Zhongwei Feng, Jianjun Zhang, Haijun Bai and Zhilong Li, who held their equity interests on behalf of Mr. Wu) at a consideration of HK$1 million (approximately $128,700). Fifth Season HK has paid the purchase price for Business Real Estates in full and there is no other provision of the agreement that remains material to the Company’s business and operations.

  On December 1, 2010, our subsidiary, TFS Trade, acquired 100% equity of our subsidiary, TFS GM, from its shareholders, Mr. Wu and our Chief Financial Officer, Ms. Zhumin Zhang (who held her equity interests on behalf of Mr. Wu), for a total purchase price of RMB 30 million (approximately $4.6 million). TFS Trade has paid the purchase price for TFS GM in full and there is no other provision of the agreement that remains material to the Company’s business and operations.

  On September 28, 2010, our subsidiary, TFS GM, acquired 100% equity of our subsidiary, Jiashan TFS, from our Chief Operating Officer, Mr. Xiaolei Xing (who held his equity interest on behalf of Mr. Wu), for a cash consideration of RMB 20 million (approximately $3 million). TFS GM has paid the purchase price for Jiashan TFS in full and there is no other provision of the agreement that remains material to the Company’s business and operations.

  On December 20, 2010, our subsidiary, TFS GM, acquired a 10% minority equity interest in our subsidiary, Shanghai Jiadu, for a consideration of RMB 50,000 (approximately $7,325) from Baoan Lin (who held such equity interest on behalf of Mr. Wu). TFS GM has paid the purchase price for Shanghai Jiadu in full and there is no other provision of the agreement that remains material to the Company’s business and operations.

Division of Corporation Finance
December 16, 2011

  Mr. Xing, our Chief Operating Officer, also serves as a deputy general manager of Yinli Decorative Lighting Co. Ltd. (“Yinli”). Yinli is located in Hangzhou, Zhejiang province, and mainly engages in the production and sale of outdoor and indoor lighting products. We purchase lighting products from Yinli, as well as engage them for property renovation projects. For the fiscal years ended December 31, 2010 and 2009, our transactions with Yinli totaled $12,102,974 and $3,248,300, respectively. As of December 31, 2010, the Company had delivered guarantees on behalf of Yinli for RMB12 million (approximately $1.8 million) in bank loans. The Company would be obligated to fulfill Yinli’s obligations under the loans in the event that Yinli is unable to meet these obligations. Should the Company be required to pay any portion of the total amount of the loans it would attempt to recover some or the entire amount from Yinli.

  Mr. Lianmo Wu, our chairman, holds a 60% equity interest in Hangzhou Huaren Costume Co., Ltd. (“Huaren”), which engages in the wholesale of female clothing products. During the fiscal year ended December 31, 2010, we sold clothing products to Huaren totaling $159,549. The loan payable to Huaren was $231,786 as of December 31, 2009 and nil as of December 31, 2010. As of December 31, 2010, the Company had mortgaged certain of the Company’s commercial properties as collateral for RMB 36.1 million (approximately $5.5 million) in bank loans for Huaren. The Company would be obligated to fulfill Huaren’s obligations under the loans in the event that Huaren is unable to meet these obligations. Should the Company be required to pay any portion of the total amount of the loans it would attempt to recover some or the entire amount from Huaren.

  Hangzhou Hengding Plastics and Wood Tools Co., Ltd. engages in the production, sale and export of plastic and wooden products, such as plastic home accessories and wooden furniture. During the fiscal year ended December 31, 2010 and 2009, we sold energy-saving lighting products to Hangzhou Hengding Plastics and Wood Tools Co., Ltd. totaling $4,620,350 and $89,891, respectively.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $1,611,054 to The Fifth Season Nantong Commercial Investment Management Co., Ltd. (“Nantong Commercial”) for its working capital purposes, pursuant to an oral agreement between us and Nantong Commercial. Nantong Commercial is owned and controlled by Mr. Lianmo Wu, our President, and is engaged in the investment and management commercial properties in Haian County, Jiangsu province. The balance owed by Nantong Commercial was settled by our controlling stockholder as a deduction of additional paid in capital contributed by controlling stockholder to the Company as of December 31, 2010.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $820,111 to Hangzhou Liuhe Industrial Co., Ltd. (“Hangzhou Liuhe”) for its working capital purposes, pursuant to an oral agreement between us and Hangzhou Liuhe. Hangzhou Liuhe is owned and controlled by Mr. Lianmo Wu, our President, and is engaged as a real estate agency. As of December 31, 2010, $227,550 owed by Hangzhou Liuhe was settled by our controlling stockholder as a deduction of additional paid in capital contributed by controlling stockholder to the Company. As of June 30, 2011, Hangzhou Liuhe had repaid the remaining balance.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $1,488,473 to Jiashan Lijing Mingzuo Entertainment Co., Ltd. (“Jiashan Lijing”) for its working capital purposes, pursuant to an oral agreement between us and Jiashan Lijing. Jiashan Lijing is owned and controlled by Mr. Lianmo Wu, our President, and operates an entertainment club. As of December 31, 2010, $729,973 owed by Jiashan Lijing was settled by our controlling stockholder as a deduction of additional paid in capital contributed by controlling stockholder to the Company. As of June 30, 2011, Jiashan Lijing had repaid the remaining balance.

Division of Corporation Finance
December 16, 2011

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $775,490 to Hangzhou Haigang Technology Co., Ltd. (“Hangzhou Haigang”) for its working capital purposes, pursuant to an oral agreement between us and Hangzhou Haigang. Hangzhou Haigang is owned and controlled by Mr. Wu and is engaged in solar energy research. The balance owed by Hangzhou Haigang was repaid to the Company by June 30, 2011.

  During the fiscal years ended December 31, 2010 and 2009, we received non-interest bearing loans totaling $763,051 and $381,420, respectively, from Zhejiang the Fifth Season Investment Co., Ltd. (“Zhejiang Fifth Season”) for its working capital purposes, pursuant to an oral agreement between us and Zhejiang Fifth Season. Zhejiang Fifth Season is owned and controlled by Mr. Wu and is engaged in corporate management consulting. Zhejiang Fifth Season will provide financial support upon the demand from the Company upon demand from the Company.

  On February 18, 2011, TFS GM renewed a loan agreement with Ms. Lishuang Lu, an unrelated third party for a loan in the principal amount of $3,640,800. The loan from Ms. Lu was guaranteed by Mr. Wu and Ms. Zhang. The loan was repayable in 2 months at an annual interest rate of 19.44%, and has been repaid.

  On February 23, 2011, Fifth Season HK entered into a loan agreement with Mr. Shaoping Lu, our Chief Executive Officer and Director, for a loan in the principal amount of $4,250,000. The loan from Mr. Lu was guaranteed by Mr. Wu, our president and director, and by his wife, Ms. Chushing Cheung, our controlling shareholder. The loan is repayable on March 1, 2013 and will accrue interest at an annual rate of 12%, with such interest payable every three months.

17.

We partially reissue comment 27 of our letter dated July 13, 2011. In this regard, it is unclear why several transactions have not been included in your disclosure. For instance, as non-exclusive examples, it is unclear why the Yinli Decorative Lighting guarantee disclosed in Note 14 to the financial statements and the third party trade receivables in Note 13 to the financial statements have not been included. While we note your revised disclosure and response to comment 27, we are unable to find responsive disclosure to our comment that asks you to advise separately as to why the omitted transactions have not been included.

RESPONSE:

We have already disclosed the third party receivable in connection with Hangzhou Hengding and Huaren discussed at Note 13 to the financial statements.

We have expanded our disclosures regarding Yinli and Huaren to reflect as follows, that as of December 31, 2010, the Company had delivered guarantees on behalf of Yinli for RMB12 million (approximately $1.8 million) in bank loans. The Company would be obligated to fulfill Yinli’s obligations under the loans in the event that Yinli is unable to meet these obligations. Should the Company be required to pay any portion of the total amount of the loans it would attempt to recover some or the entire amount from Yinli. As of December 31, 2010, the Company had mortgaged certain of the Company’s commercial properties as collateral for RMB 36.1 million (approximately $5.5 million) in bank loans for Huaren. The Company would be obligated to fulfill Huaren’s obligations under the loans in the event that Huaren is unable to meet these obligations. Should the Company be required to pay any portion of the total amount of the loans it would attempt to recover some or the entire amount from Huaren.

Exhibits

18.

We note your response to comment 12 of our letter dated July 13, 2011. With a view to disclosure, advise us if any other agreements or arrangements with Zhejiang accounted for a similarly significant percentage of your revenues. In addition, it is unclear why you have not revised Business or Risk Factors where you address the Zhejiang and similar customers to explain how often you negotiate and enter into such agreements. We may have further comment after reviewing your revised disclosure.

Division of Corporation Finance
December 16, 2011

RESPONSE:

Our response to the Staff’s prior comment 12 contained an error; Zhejiang Jinghua did not account for 51% of our total revenue during fiscal year 2010. We have corrected our disclosure in the Amendment to reflect that Zhejiang Jinghua accounted for 51% of the total revenue during the fiscal year ended December 31, 2009, but only accounted for 17% of our total revenue during 2010. During 2010 we entered into eight sales contracts with Zhejiang Jinghua, the most material of which are filed at Exhibits 10.28, 10.32 and 10.33 to the Amendment, and accounted for only approximately 3% of our total revenue of 2010 respectively. Of the remaining contracts, one accounted for 2% and the remaining four which each accounted for less than 2% of our total revenues.

We have corrected the relevant risk factor in the Amendment to reflect as follows that:

“A substantial amount of our sales revenue is derived from sales to a limited number of customers, and our business will suffer if sales to these customers decline.

A significant portion of our sales revenue historically has been derived from a limited number of wholesale customers. Our top four customers accounted for approximately 74%, and our top two customers accounted for 91% of our revenues in fiscal years 2010 and 2009, respectively. The sales to Zhejiang Jinghua, for instance, accounted for 17% and 51% of our revenues in fiscal years 2010 and 2009, respectively. We do not have long term contractual arrangements or regular negotiation with these wholesale customers including Zhejiang Jinghua. The loss of one or more of these customers could damage our business, financial condition and results of operations.“

19.

We partially reissue comment 33 of our letter dated July 13, 2011. Exhibits 10.5 and 10.9 appear to be missing exhibits, schedules or attachments. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K. In addition, please reconcile revised exhibits 10.4, 10.6, 10.10 and 10.13 with the previously filed exhibits, as they do not appear to be the same agreements.

RESPONSE:

We have issued a cancellation notice to cancel the lease contract with Quan Ju Xiang Catering, as shown in Exhibit 10.5. A cancellation notice is to be filed as an Exhibit separately.

As for Exhibit 10.9, we have filed the agreement in its entirety and do not miss any attachment to it.

With respect to Exhibit 10.4, we added the parties name and signing date of the contract to the title of the agreement on our revised filing of September 2, 2011 and the rest of the contents of 10.4 is the same as that of the revised filing of June 17, 201.

Exhibit 10.6 has been corrected to reflect that Party B is Liyang the Fifth Season Investment Management Co., Ltd., and Exhibit 10.10 has been corrected to reflect that Party A is Zhejiang The Fifth Season Investment Development Co., Ltd. and both were provided in our September 2, 2011 filing.

Exhibits 10.6, 10.10 and 10.13, in our September 2, 2011 filing disclosed the supra contracts word by word and are not summaries. We have reconciled the translation and heading discrepancies we found in these Exhibits and they are provided as revised Exhibits 10.6, 10.10 and 10.13.

Division of Corporation Finance
December 16, 2011

20.

We reissue comment 33 of our letter dated July 13, 2011. In this regard, we note that original exhibits 10.25, 10.26 and 10.29 have been replaced with the October 22, 2010 agreements referenced in each. Please file the employment agreements in their entirety, which would appear to include the previously-filed employment agreements. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

We have combined the terms of our employment agreements with each of Mr. Lu, Mr. Xing and Mr. Zhang into Amended and Restated Executive Employment Agreements with each of them. The amended and restated agreements are filed as Exhibits 10.25, 10.26 and 10.29 to the Amendment.

* * *

     If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at (86) 755 83 67 9378 or Dawn Bernd-Schulz, Esq. of Blank Rome LLP, our outside special securities counsel at (202)772-5946.

Sincerely,

FIFTH SEASON INTERNATIONAL, INC.

By:/s/ Shaoping Lu
Name: Shaoping Lu
Title: Chief Executive Officer

cc:	Scott Kline, Esq.
Dawn Bernd-Schulz, Esq.